www.sitfunds.com

Performance Information

Secure Account Access

Fund Information


Sit Mutual Funds
We value nothing more than our shareholders' trust.
Home
Mutual Funds
Investor Services
Retirement Center
News and Information
Open an Account
February 12, 2007
Domestic Markets in Review
New Performance Returns Now Available
A Few Words from Gene Sit
FAMILY ASSETS
Daily Prices
Account Access
Contact Us
Search
E-Mail Updates
Subscribe
Important Legal Information
Sit Investment Associates

Daily Prices

News

Portfolio Manager Information

Navigate Better

For more complete information about any of the Sit Mutual Funds, including investment objectives, risks, and charges and expenses, please call for or download a free prospectus. The prospectus should be read carefully before investing.

SIT 1Q2007